Exhibit 99.1

Press Release

In the Lead-Up to Rare Disease Day, CENTOGENE Expands Observational Study to Advance the Genetic Understanding of Frontotemporal Dementia (FTD)

•	FTD is a rare and rapidly progressing neurodegenerative disease caused by multiple hereditary factors, including mutations in the progranulin (GRN) gene

•	The observational EFRONT study is increasing the number of sites to expand access to geographic specific clinicians actively engaged in FTD research

•	The study aims to enroll and genetically test over 2,500 FTD patients across seven countries

•	There are currently no FDA-approved treatments for FTD, one of the over 7,000 rare diseases affecting a total of over 350 million patients around the world

CAMBRIDGE, Mass., ROSTOCK, Germany and BERLIN, February 21, 2023 (GLOBE NEWSWIRE) -- Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced that it has extended and expanded the observational EFRONT Study to advance the genetic understanding of frontotemporal dementia (FTD).

The announcement comes in the lead-up to Rare Disease Day (RDD) on February 28. Since 2008, RDD has been held annually on the last day of February and includes a range of activities and initiatives throughout the month. Bringing together physicians, patient organizations, researchers, medical companies, and of course, rare disease patients from around the world, RDD raises awareness and serves as an opportunity to generate change for the rare disease community.

Leveraging CENTOGENE’s extensive network of approximately 30,000 active physicians, the EFRONT study aims to enroll and complete data-rich genetic testing for over 2,500 FTD diagnosed or suspected patients to learn more about the genetic makeup of the disease. As part of this ongoing work, the EFRONT study will expand its efforts across seven countries – increasing access to clinicians actively engaged in FTD research. The EFRONT study is being conducted with support from Alector, Inc., a clinical-stage biotechnology company pioneering immuno-neurology.

EFRONT study participants with genetic mutations in the progranulin (GRN) gene will have the option to enroll in Alector’s Phase 3 INFRONT-3 clinical trial of latozinemab, an investigational therapeutic candidate designed to increase progranulin levels for the treatment of FTD.

“Frontotemporal dementia is a rapidly progressing neurodegenerative disease, with no FDA-approved treatments,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “At CENTOGENE, we are committed to establishing a more inclusive and comprehensive approach from the very beginning of the pipeline to the end. This can only be achieved using diverse knowledge of rare and neurodegenerative diseases, which can be sourced from the CENTOGENE Biodatabank, from diagnostics to drug discovery, development, and commercialization.”

Alector is a clinical-stage biotechnology company pioneering immuno-neurology, a novel therapeutic approach for the treatment of neurodegenerative diseases. Alector is developing a broad portfolio of innate immune system programs, designed to functionally repair genetic mutations that cause dysfunction of the brain’s immune system and enable the rejuvenated immune cells to counteract emerging brain pathologies.

“Frontotemporal dementia is a devastating disease for which new treatment options are urgently needed,” said Gary Romano, M.D., Ph.D., Chief Medical Officer of Alector. “The EFRONT study helps us understand the genetic factors of the disease with the ultimate goal of advancing therapeutic options for patients living with FTD.”

About Frontotemporal Dementia (FTD)

FTD is a rare neurodegenerative disease and the most common form of dementia for people under the age of 60. It affects an estimated 50,000 to 60,000 people in the United States and roughly 110,000 in the European Union. There are multiple heritable forms of FTD, including FTD-GRN. Patients with FTD frequently develop symptoms such as behavioral changes, lapses in judgment, and diminished language skills when they are in their 40’s and 50’s, with the disease running its course in 7-10 years. There are no FDA-approved treatment options available for any form of FTD.

About the EFRONT Study

The EFRONT Study is a single visit, multi-center, non-interventional study that investigates the prevalence of genetic etiologies in Frontotemporal Dementia (FTD) by genotyping patients diagnosed with or suspected of FTD.

FTD is a genetically and pathologically heterogeneous neurodegenerative disease caused by the loss or damage of nerve cells in the brain’s frontal and temporal lobes. As a result, there are abnormalities in behavior, personality, and language comprehension problems, like lack of interest, judgment, loss of empathy, and apathy.

To learn more about how you can enroll in the EFRONT Study, visit ClinicalTrials.gov.

About Rare Disease Day

Rare Disease Day (RDD) has been held annually on the last day of February since 2008 – approaching its 16-year anniversary and underlining the incredible efforts of the rare disease community. Traditionally, RDD shines a spotlight on the extraordinary challenges posed by these often serious and hereditary conditions – raising awareness amongst healthcare providers, policymakers, and the general public.

To learn more about rare diseases and how you can get involved with RDD 2023, visit: rarediseaseday.org

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com